EXHIBIT 99.1

MAG Appoints Peter Barnes as Board Chair

VANCOUVER, British Columbia, June 22, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to announce that Peter Barnes has been appointed as the Chair of the Board of MAG.  Mr. Barnes first joined the board in late 2012 and has since chaired various Board Committees for MAG, including the Audit Committee and the Governance and Nomination Committee. He has extensive experience in the metals and mining industry, and in 2004, was co-founder of Wheaton Precious Metals (formerly, Silver Wheaton Corp) and CEO from 2006 to 2011, and prior to that was CFO of Goldcorp Inc. from 2005 to 2006. He is a Fellow of the Chartered Professional Accountants of British Columbia and a Member of the Institute of Corporate Directors. He has also served as a member of the Board of the Silver Institute.

Mr. Barnes replaces Jonathan Rubenstein who did not run for re-election at the Company’s Annual General and Special Meeting held June 18, 2020 (see Press Release June 19, 2020).  On behalf of the Company and its shareholders, Mr. Barnes extends a special thank you to Mr. Rubenstein for his unwavering dedication and many contributions to the Company through his years of service as Chair of MAG.

“Under Jonathan’s leadership, the foundation was laid for the Company to make the transition into production,” said Peter Barnes. “I look forward to serving as MAG’s new Board Chair, as the Company becomes a significant silver producer.”

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:  (604) 630-1399     Website:  www.magsilver.com
Toll Free:  (866) 630-1399     Email:  info@magsilver.com